SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of September 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press release dated September 5, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.


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PRESS RELEASE                                          FOR IMMEDIATE PUBLICATION

 GrafTech International and CGI enter business process outsourcing agreement for worldwide finance and accounting services


Wilmington, Delaware, USA and Montreal, Canada, September 5, 2002 -CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB), a leading provider of end-to-end information technology and business process services, today announced the signing of a 10-year finance and accounting business process services outsourcing contract valued at US$36 million with GrafTech International Ltd. (NYSE: GTI). GrafTech is one of the world's largest manufacturers and providers of high quality natural and synthetic graphite and carbon-based products and services with operations worldwide, including the United States, France, Mexico, Spain, Brazil and South Africa. CGI will be the delivery arm for certain of GrafTech's finance and accounting functions, directly supporting GrafTech's worldwide financial management team from its Global Shared Service Centers. Combining a team of experienced senior executives in finance and accounting business process services and proven financial systems design expertise, CGI will deploy best practices to optimize transactional activities, including accounts payable and accounts receivable as well as perform certain analytical functions such as financial business champions, general accounting, cost accounting and analysis activities.

Gil Playford, Chairman and Chief Executive Officer of GrafTech, commented, "This strategic partnership is fundamental to our transformation initiatives and consistent with previously announced cost reduction activities. Our experience with CGI in the information technology area has clearly demonstrated the superior quality and efficiency benefits we can realize when we deploy these types of outsourcing solutions. This arrangement will enable us to dedicate proportionally more resources on value-added financial analysis, decision support and risk management."

This agreement is part of GrafTech's previously announced efforts to implement high quality, efficient global work processes, including the consolidation and streamlining of order fulfillment, purchasing, finance and accounting, and human resource activities. These and other key initiatives are targeted for substantial completion by the end of 2003.

In 2001, GrafTech selected CGI as its outsourcing partner for information technology services based on CGI's high quality IT processes, strong expertise in J.D. Edwards software, and its international presence. CGI has partnered with GrafTech on the redesign of its information systems and the global implementation of the J.D. Edwards(R) OneWorld(R) system. The new business process services arrangement will complement the work to date and effectively increase the resources to complete the J.D. Edwards project.

Serge Godin, Chairman and Chief Executive Officer of CGI added: "We feel confident that this alliance will assist GrafTech in meeting their global integration goals and best practice targets by leveraging our methodologies and quality standards. Moving forward, we see solid potential for our business process services model as more and more of our IT outsourcing clients realize the benefits of outsourcing business functions to CGI as part of a win-win partnership. Our business process services help companies capitalize upon cost savings generated through sophisticated execution of operations and economies of scale."
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About GrafTech International Ltd.
GrafTech International Ltd. is one of the world's largest manufacturers and providers of high quality natural and synthetic graphite and carbon based products and services, offering energy solutions to industry-leading customers worldwide engaged in the manufacture of steel, aluminum, silicon metal, automotive products and electronics. We have 13 manufacturing facilities in 7 countries and are the leading manufacturer in all of our major product lines. We produce graphite electrodes that are consumed primarily in the production of steel in electric arc furnaces, the steel making technology used by all "mini-mills," and for refining steel in ladle furnaces. We also produce carbon electrodes that are consumed in the manufacture of silicon metal and cathodes that are used in the production of aluminum. In addition, we develop and manufacture natural graphite for use in materials and components for proton exchange membrane fuel cells and fuel cell systems, thermal interface products for computer, communications and other applications, fire retardant products for transportation applications and building and construction materials applications, industrial thermal management products for high temperature process applications, and conductive products for batteries and supercapacitor power storage applications. For additional information on GrafTech International, call 302-778-8227 or visit our website at www.graftechinternational.com. For additional information on our flexible graphite subsidiary, Graftech Inc., call 216-529-3777 or visit its website at www.graftech.com. For additional information on our High Tech High Temp business unit, call 216-676-2100 or visit its website at www.HT2.com.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 14,600 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.4 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

Forward-Looking Statements
For GrafTech Investors: This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These include statements about such matters as contract requirements and future contract performance, resource deployment, cost savings and targets, and partnering and alliance impacts on other activities and other benefits. We have no duty to update such statements. Actual future events and circumstances (including future performance, results and trends) could differ materially from those set forth in these statements due to various factors. These factors include risks generally encountered with launch and implementation of new outsourcing activities, including the occurrence of unanticipated events or circumstances relating to current and future needs and resources, changes in regulatory requirements or operational environments, changes in strategic plans or programs, changes in global or regional economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in our filings with the SEC.

For CGI Investors: All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities
Act of 1933,  as  amended,  and  Section  21E of the  United  States  Securities
Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations,
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                                                                               3


and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.


                                      -30-

For more information:

GrafTech International Ltd.:
Elise A. Garofalo
Director, Investor Relations
302-778-8210


CGI:
Investor Relations                                  Media and Investor Relations
Julie Creed                                         Ronald White
Vice-President, Investor Relations                  Director, Investor Relations
(312) 201-4803                                      (514) 841-3230




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CGI GROUP INC.
                                          (Registrant)


Date:    September 5, 2002            By /s/ Andre Imbeau
                                        Name:   Andre Imbeau
                                        Title:  Executive Vice-President and
                                                Chief Financial Officer